Exhibit 99.1
NORTH AMERICAN ENERGY PARTNERS FOURTH QUARTER AND YEAR-END RESULTS CONFERENCE CALL AND WEBCAST NOTIFICATION

Calgary, Alberta, May 27, 2011 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX / NYSE: NOA) announced today that it will release its financial results for the fourth quarter and full fiscal year ended March 31, 2011 on the evening of June 2, 2011 after market close.  Following the release of fourth quarter and full fiscal year results, NAEP will hold a conference call and webcast on Friday, June 3, 2011 at 7:00 a.m. Mountain Time (9:00 a.m. Eastern).

The call can be accessed by dialing:
Toll free: 1-877-407-9205
International: 1-201-689-8054

A replay will be available through July 4, 2011 by dialing:

Toll Free: 1-877-660-6853
International: 1-201-678-7415
Account: 286
Conference ID: 373650

The live and archived webcast can be accessed at:
http://www.investorcalendar.com/IC/CEPage.asp?ID=164718

About the Company
North American Energy Partners Inc. (www.naepi.ca) is one of the largest providers of heavy construction, mining, piling and pipeline services in Western Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian Oil Sands.  The company maintains one of the largest independently owned equipment fleets in the region.

For further information, please contact:

Kevin Rowand
Director, Strategic Planning & Investor Relations
North American Energy Partners Inc.
Phone: (780) 969-5528
Fax:      (780) 969-5599
Email: krowand@nacg.ca